Exhibit 20

FOR IMMEDIATE RELEASE	December 20, 2002
Baltimore, Maryland

Summary:    Mercantile Bankshares Corporation Announces Executive Retirement

Mercantile Bankshares Corporation (Nasdaq: MRBK) announced today that Jack E. Steil, Executive Vice President, has decided to retire.

Edward J. Kelly, III, President and CEO, said, “We are grateful to Jack for the contributions he has made to Mercantile and its affiliate network over the years. In particular, he has been a guardian of Mercantile’s credit culture, which has been central to the firm’s success. We will do our best to honor Jack's contributions.”

Mr. Steil’s duties as Chairman, Credit Policy and head of Mercantile’s network of affiliate banks will be assumed by existing officers of the firm.

Mercantile Bankshares Corporation, with assets in excess of $10 billion, is a multibank holding company headquartered in Baltimore. It has 16 banking affiliates in Maryland, one banking affiliate in Delaware and three in Virginia.

Investor Relations Contact:	Corporate Communications Contact:
David E. Borowy	Janice M. Davis
410-347-8361	410-237-5971